UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  No.      1       )*

GSE Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36227K106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)
[ ]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Oberweis Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 481,100
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER 481,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 36227K106	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON James D. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 481,100
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER 481,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36227K106	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON James W. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 481,100
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER 481,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer:

GSE Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1332 Londontown Blvd., Suite 200
Sykesville, MD 21784

Item 2(a)	Name of Person Filing:

Oberweis Asset Management, Inc. (“OAM”)
James D. Oberweis
James W. Oberweis

Item 2(b)	Address of Principal Business Office or, if none, Residence:

OAM, James D. Oberweis and James W. Oberweis are located at:

3333 Warrenville Road
Suite 500
Lisle, IL  60532

Item 2(c)	Citizenship:

OAM is an Illinois Corporation.
James D. Oberweis and James W. Oberweis are U.S. citizens.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

36227K106

Item 3	Type of Person:

(e)	OAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

Page 5 of 11 pages

Item 4	Ownership (at December 31, 2010):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

481,700 shares

(b)	Percent of class:

2.5% (based on 19,159,855 shares outstanding on November 8, 2010)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

none

(ii)	shared power to vote or to direct the vote:

481,100

(iii)	sole power to dispose or to direct the disposition of:

none

(iv)	shared power to dispose or to direct disposition of:

481,700

OAM serves as investment adviser to The Oberweis Funds (the “Fund”).   Various of OAM’s shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons.  Although the Fund is not controlled by OAM, pursuant to Rule 13d-3(a) the 66,000 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM voting power and dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers.  In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregated number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Page 6 of 11 pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Page 7 of 11 pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

OBERWEIS ASSET MANAGEMENT, INC.

By:	/s/ Patrick B. Joyce
Patrick B. Joyce
Executive Vice President

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James D. Oberweis
James D. Oberweis

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James W. Oberweis
James W. Oberweis

Page 9 of 11 pages

 .
Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2011 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis

Page 10 of 11 pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated:  February 14, 2011

OBERWEIS ASSET MANAGEMENT, INC.

By:	/s/ Patrick B. Joyce
Patrick B. Joyce
Executive Vice President

JAMES D. OBERWEIS

/s/ James D. Oberweis

JAMES W. OBERWEIS

/s/ James W. Oberweis

Page 11 of 11 pages